Exhibit 99.9

Neo-Concept International Group Holdings Limited Announced Closing of Initial Public Offering

Hong Kong, April 25, 2024 (GLOBE NEWSWIRE) -- Neo-Concept International Group Holdings Limited (Nasdaq: NCI) (the “Company” or “Neo-Concept”), a one-stop apparel solution services provider which offers a full suite of services in the apparel supply chain, today announced the closing of its initial public offering (the “Offering”) of 2,320,000 ordinary shares at a price of $4.00 per share.

The aggregate gross proceeds from the Offering were $9.3 million, before deducting underwriting discounts and other related expenses. The ordinary shares began trading on The Nasdaq Capital Market on April 23, 2024 under the ticker symbol “NCI.”

The Offering was conducted on a firm commitment basis. Revere Securities LLC and R.F. Lafferty & Co., Inc. are Joint Book-Running Managers, with Dominari Securities LLC acting as Co-manager, for the Offering (the “Underwriters”). Loeb & Loeb LLP acted as counsel to the Company and Hunter Taubman Fischer & Li LLC acted as counsel to the Underwriters.

A registration statement on Form F-1 relating to the Offering has been filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-275242) and was declared effective by the SEC on April 1, 2024. The Offering was made only by means of a prospectus. A final prospectus relating to the Offering was filed with the SEC on April 24, 2024 and may be obtained from Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, by phone at +212-688-2350 or by email at contact@reveresecurities.com. In addition, a copy of the final prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management serving customers located in the European and North American markets.

It is committed to reducing its environmental impact through recycling, clean processes, traceable sourcing and other eco-friendly practices. It also pushes for sustainable solutions to fulfil its customers’ needs throughout garment production. For more information, visit the Company’s website at http://www.neo-ig.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Neo-Concept International Group Holdings Limited

Phone: +852 2798 8639

Email: ir@neo-ig.com